SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2006
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F      ☐                     Form 40-F      ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      ☐                               No     ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: October 24, 2006		Signed: Donald F. Barnhardt

	By:	Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

NEWS

Release Date: October 24, 2006
Release Time: 0530 MDT
CANADIAN PACIFIC RAILWAY ANNOUNCES A STRONG THIRD QUARTER
CALGARY – Canadian Pacific Railway (TSX/NYSE: CP) announced today third-quarter net income of $162 million. Net income was lower in 2006 by $42 million when compared to the same period in 2005 due primarily to the impact of foreign exchange on long-term debt and a one-time special reduction to an accrual taken in third-quarter 2005.
“I am very pleased with our results,” said Fred Green, CPR President and CEO. “CPR has delivered growth of 26 per cent in normalized diluted earnings per share and an improved operating ratio of 74.2 per cent. We achieved this while significantly improving the safety of our train operations. Our operating metrics, which measure how well our railroad is running, are excellent and show that our scheduled railroad strategy is driving us closer to our goal of being the safest and most fluid railway in North America.”
SUMMARY OF THIRD-QUARTER 2006 COMPARED WITH 2005
Excluding foreign exchange gains and losses on long-term debt and other specified items:
➢	Income was $168 million, up 24 per cent.

➢	Diluted earnings per share was $1.06, an increase of 26 per cent from $0.84.

➢	Operating ratio improved 320 basis points to 74.2 per cent.

➢	Operating expenses were virtually flat at $854 million despite increases in fuel costs.
In the third quarter, total freight revenues improved by 4 per cent to $1,122 million, with growth in grain of 18 per cent; industrial and consumer products of 13 per cent; sulphur and fertilizers of 10 per cent; and intermodal of 8 per cent. This growth more than offset a sharp decrease in coal revenues of 25 per cent.
SUMMARY OF FIRST NINE MONTHS 2006 COMPARED WITH 2005
For the first nine months of 2006, net income was $650 million, an improvement of 60 per cent over 2005 which included a $176-million reduction in future income tax expense.
Excluding foreign exchange gains and losses on long-term debt, the $176 million income tax benefit and the other specified item:
➢	Income was $446 million, an increase of $87 million over 2005.

➢	Diluted earnings per share increased 25 per cent to $2.79.

➢	Operating ratio improved 210 basis points to 76.2 per cent.

➢	Total freight revenues were up 4 per cent, despite ongoing market softness in coal, driven by a 21 per cent increase in grain and a 15 per cent increase in industrial and consumer products.

➢	Operating expenses, excluding the impact of higher fuel prices, decreased 2 per cent in 2006 over 2005.

2006 OUTLOOK
CPR’s current outlook for diluted earnings per share in 2006 is in the range of $3.60 to $3.85, excluding foreign exchange gains and losses on long-term debt and other specified items, including specifically the $176 million income tax benefit due to the rate reduction in the second quarter. Based on current trends, it is possible that we will exceed the top end of this guidance range by up to $0.10.
The full year outlook assumes oil prices averaging US$67 per barrel and an average exchange rate of $1.13 per U.S. dollar (US$0.89). This is a revision to our previous assumption of oil prices averaging US$70 per barrel. CPR expects to grow revenue in the range of 5 per cent to 8 per cent and expenses are expected to increase by 3 per cent to 6 per cent in 2006. Capital investment is anticipated to be between $810 million and $825 million in 2006 and free cash is expected to exceed $200 million for the year.
FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CPR had a foreign exchange loss on long-term debt of $2 million ($6 million after tax) in the third quarter of 2006, compared with a gain of $65 million ($48 million after tax) in the same period of 2005. There were no other specified items in the third quarter of 2006. In the third quarter of 2005 there was one other specified item, as CPR booked a special credit of $34 million ($21 million after tax) which was a reduction of a special charge for environmental remediation of $90.9 million ($55 million after tax) taken in fourth-quarter 2004 for environmental remediation of a property in the United States. The reduction reflected a settlement of litigation related to remediation of environmental contamination.
In the first nine months of 2006, CPR had a foreign exchange gain on long-term debt of $45 million ($28 million after tax), compared with a gain of $45 million ($27 million after tax) in the first nine months of 2005. There was a future income tax benefit of $176 million as a result of a decrease in Canadian federal and provincial income tax rates that occurred in the second quarter of 2006. There were no other specified items in the first nine months of 2005 other than the environmental accrual reduction mentioned above.
Presentation of non-GAAP earnings
CPR presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings trends in our business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. In the third quarter of 2006, there were foreign exchange losses on long-term debt and no other specified items. In the first nine months of 2006 there were foreign exchange gains on long-term debt and one other specified item.
Earnings that exclude foreign exchange currency translation effects on long-term debt and other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CPR’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific Railway, through the ingenuity of its employees located across Canada and in the United States, intends to be the safest, and most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CPR a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you.
End

Contacts:
Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended September 30
	2006	2005
	(unaudited)
Revenues
Freight	$1,122.2	$1,079.1
Other	29.1	25.6

	1,151.3	1,104.7

Operating expenses
Compensation and benefits	334.6	344.9
Fuel	161.3	141.9
Materials	47.1	45.4
Equipment rents	44.4	53.8
Depreciation and amortization	115.6	111.3
Purchased services and other	151.4	158.0

	854.4	855.3

Operating income before the following:	296.9	249.4
Special credit for environmental remediation (Note 4)	—	(33.9)

Operating income	296.9	283.3

Other charges (Note 5)	6.9	6.6
Foreign exchange losses (gains) on long-term debt	1.5	(65.4)
Interest expense (Note 6)	48.8	50.3
Income tax expense(Note 7)	78.0	88.2

Net income	$161.7	$203.6

Basic earnings per share (Note 8)	$1.03	$1.29

Diluted earnings per share (Note 8)	$1.02	$1.27

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the nine months
	ended September 30
	2006	2005
	(unaudited)
Revenues
Freight	$3,275.8	$3,141.9
Other	117.0	82.8

	3,392.8	3,224.7

Operating expenses
Compensation and benefits	1,006.0	998.2
Fuel	479.3	421.6
Materials	159.2	150.2
Equipment rents	133.4	157.0
Depreciation and amortization	348.2	331.5
Purchased services and other	458.8	467.0

	2,584.9	2,525.5

Operating income before the following:	807.9	699.2
Special credit for environmental remediation (Note 4)	—	(33.9)

Operating income	807.9	733.1

Other charges (Note 5)	21.4	11.3
Foreign exchange gains on long-term debt	(44.8)	(45.3)
Interest expense (Note 6)	144.7	155.1
Income tax expense (Note 7)	36.4	204.5

Net income	$650.2	$407.5

Basic earnings per share (Note 8)	$4.12	$2.57

Diluted earnings per share (Note 8)	$4.07	$2.54

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	September 30	December 31
	2006	2005
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$46.4	$121.8
Accounts receivable and other current assets	554.9	524.0
Materials and supplies	184.6	140.1
Future income taxes	115.0	108.0

	900.9	893.9
Investments	65.5	67.3
Net properties	8,963.7	8,790.9
Other assets and deferred charges (Note 9)	1,179.7	1,139.0

Total assets	$11,109.8	$10,891.1

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$955.6	$1,032.8
Income and other taxes payable	29.5	30.2
Dividends payable	29.3	23.7
Long-term debt maturing within one year	184.9	30.0

	1,199.3	1,116.7

Deferred liabilities	720.4	743.5
Long-term debt	2,728.0	2,970.8
Future income taxes	1,686.2	1,674.4

Shareholders’ equity
Share capital (Note 10)	1,166.6	1,141.5
Contributed surplus (Note 10)	49.0	241.6
Foreign currency translation adjustments	63.8	67.5
Retained income	3,496.5	2,935.1

	4,775.9	4,385.7

Total liabilities and shareholders’ equity	$11,109.8	$10,891.1

Commitments and contingencies (Note 15).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended September 30
	2006	2005
	(unaudited)
Operating activities
Net income	$161.7	$203.6
Add (deduct) items not affecting cash:
Depreciation and amortization	115.6	111.3
Future income taxes	72.6	86.7
Special credit for environmental remediation	—	(30.9)
Foreign exchange losses (gains) on long-term debt	1.5	(65.4)
Amortization of deferred charges	4.5	5.2
Restructuring payments (Note 11)	(18.6)	(16.3)
Other operating activities, net	(30.2)	(19.6)
Change in non-cash working capital balances related to operations	(28.8)	(0.7)

Cash provided by operating activities	278.3	273.9

Investing activities
Additions to properties	(220.2)	(232.1)
Increase in investments and other assets (Note 9)	63.9	0.5
Net proceeds from disposal of transportation properties	(2.8)	4.3

Cash used in investing activities	(159.1)	(227.3)

Financing activities
Dividends paid	(29.5)	(23.8)
Issuance of CPR common shares	3.1	2.0
Purchase of CPR common shares	(83.3)	(65.7)
Repayment of long-term debt	(7.4)	(4.2)

Cash used in financing activities	(117.1)	(91.7)

Cash position
Increase (decrease) in cash and cash equivalents	2.1	(45.1)
Net cash and cash equivalents at beginning of period	44.3	131.7

Net cash and cash equivalents at end of period	$46.4	$86.6

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the nine months
	ended September 30
	2006	2005
	(unaudited)
Operating activities
Net income	$650.2	$407.5
Add (deduct) items not affecting cash:
Depreciation and amortization	348.2	331.5
Future income taxes	2.2	195.6
Special credit for environmental remediation	—	(30.9)
Foreign exchange gains on long-term debt	(44.8)	(45.3)
Amortization of deferred charges	13.1	15.2
Restructuring payments (Note 11)	(69.2)	(42.6)
Other operating activities, net	(29.4)	(40.7)
Change in non-cash working capital balances related to operations	(135.3)	(78.9)

Cash provided by operating activities	735.0	711.4

Investing activities
Additions to properties	(589.2)	(584.8)
(Decrease) increase in investments and other assets (Note 9)	(21.1)	1.9
Net proceeds from disposal of transportation properties	79.1	9.8

Cash used in investing activities	(531.2)	(573.1)

Financing activities
Dividends paid	(83.0)	(65.8)
Issuance of CPR common shares	52.3	7.7
Purchase of CPR common shares	(226.9)	(78.3)
Repayment of long-term debt	(21.6)	(268.3)

Cash used in financing activities	(279.2)	(404.7)

Cash position
Decrease in net cash and cash equivalents	(75.4)	(266.4)
Net cash and cash equivalents at beginning of period	121.8	353.0

Net cash and cash equivalents at end of period	$46.4	$86.6

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the nine months
	ended September 30
	2006	2005
	(unaudited)
Balance, January 1	$2,935.1	$2,484.4

Net income for the period	650.2	407.5
Dividends	(88.8)	(68.6)

Balance, September 30	$3,496.5	$2,823.3

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2005 annual consolidated financial statements. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

Quarterly seasonality is not considered to be significant. Earnings in the first quarter are slightly lower due to winter operating conditions and fourth quarter earnings are slightly higher due to movement of the fall harvest.

2	New accounting policy

Effective January 1, 2006, the Company adopted the CICA Accounting Standard Section 3831 “Non-Monetary Transactions”. This standard is applied prospectively to non-monetary transactions occurring on or after that date. The standard requires that assets or liabilities exchanged or transferred in a non-monetary transaction that has commercial substance be valued at fair value with any gain or loss recorded in income. Commercial substance exists when, as a result of the transaction, there is a significant change to future cash flows of the item transferred or the company as a whole. Transactions that lack commercial substance or for which the fair value of the exchanged assets cannot be reliably measured will continue to be accounted for at carrying value. There was no impact to CPR on adoption of this new standard as it is applied prospectively.

3	Future accounting changes

Financial Instruments, Hedging and Other Comprehensive Income

The CICA issued the following accounting standards effective for fiscal years beginning on or after October 1, 2006: Accounting Standard Section 3855 “Financial Instruments, Recognition and Measurement”, Accounting Standard Section 3861 “Financial Instruments, Presentation and Disclosure”, Accounting Standard Section 3865 “Hedging” and Accounting Standard Section 1530 “Comprehensive income”. These sections require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of comprehensive income and accumulated other comprehensive income.

Financial instruments designated as “held-for-trading” and “available-for-sale”, as well as guarantees, will be carried at their fair value while financial instruments such as loans and receivables and those classified as “held-to-maturity” will be carried at their amortized cost. All derivatives will be carried on the Consolidated Balance Sheet at their fair value, including derivatives designated as hedges. The effective portion of unrealized gains and losses on cash flow and net investment hedges and the cumulative foreign currency translation adjustments arising from investments in foreign operations will be carried in “Accumulated Other Comprehensive Income”, a component of “Shareholders Equity” (on the Consolidated Balance Sheet), with any ineffective portions of gains and losses on hedges taken into income immediately. Adoption of these standards will be effective from January 1, 2007 on a prospective basis without retroactive restatement of prior periods. The impact of adoption cannot be reasonably estimated as the fair value of the Company’s financial instruments including derivatives designated as hedges will not be readily available until the end of the year. However, it is not expected to have a material impact on net income.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
3	Future accounting changes (continued)

Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date

The Emerging Issues Committee of the CICA issued Emerging Issues Committee Abstract (EIC 162) “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” in July 2006. This pronouncement will be effective for the Company commencing January 1, 2007 and will be applied retroactively with restatement. The compensation cost attributable to stock-based awards should be recognized over the period from the grant date to the date the employee becomes eligible to retire when this is shorter than the vesting period. It is not anticipated that the adoption of EIC 162 will have a material impact on the Company.

4	Special credit for environmental remediation

During the three months ended September 30, 2005, a settlement was reached with a responsible party in relation to portions of past environmental contamination at a CPR-owned property in the U.S. As a result, CPR was able to reduce accrued liabilities related to the property, and recognized a total reduction of $33.9 million to a special charge for environmental remediation recorded in 2004.

5	Other charges

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2006	2005	2006	2005

Amortization of discount on accruals recorded at present value	$2.9	$4.0	$8.1	$12.4
Other exchange losses (gains)	1.0	—	4.5	(3.3)
Loss on sale of accounts receivable	1.4	0.8	3.7	2.6
(Gains) losses on non-hedging derivative instruments	(0.3)	0.1	(0.4)	(6.5)
Other	1.9	1.7	5.5	6.1

Total other charges	$6.9	$6.6	$21.4	$11.3

6	Interest expense

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2006	2005	2006	2005

Interest expense	$50.0	$51.2	$149.1	$161.6
Interest income	(1.2)	(0.9)	(4.4)	(6.5)

Total interest expense	$48.8	$50.3	$144.7	$155.1

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
7	Income tax expense

In the three months ended June 30, 2006, federal and provincial legislation was introduced to reduce corporate income tax rates over a period of several years. As a result of these changes, the Company recorded a $176.0 million benefit in future tax liability and income tax expense in the three months ended June 30, 2006.

Cash taxes paid for the three months ended September 30, 2006 was $21.1 million (three months ended September 30, 2005 – $0.8 million) and for the nine months ended September 30, 2006 was $26.6 million (nine months ended September 30, 2005 – $6.7 million).

8	Earnings per share

At September 30, 2006, the number of shares outstanding was 155.9 million (September 30, 2005 – 157.3 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2006	2005	2006	2005

Weighted average shares outstanding	156.7	158.1	157.8	158.6
Dilutive effect of stock options	1.6	1.9	1.8	1.7

Weighted average diluted shares outstanding	158.3	160.0	159.6	160.3

(in dollars)

Basic earnings per share	$1.03	$1.29	$4.12	$2.57
Diluted earnings per share	$1.02	$1.27	$4.07	$2.54

For the three months ended September 30, 2006, 893,667 options (three months ended September 30, 2005 – no options) were excluded from the computation of diluted earnings per share because their effects were not dilutive. For the nine months ended September 30, 2006, 501,717 options (nine months ended September 30, 2005 – no options) were excluded from the computation of diluted earnings per share because their effects were not dilutive.

9	Other assets and deferred charges

Other assets and deferred charges on the Consolidated Balance Sheet includes assets purchased in anticipation of sale and leaseback arrangements with various financial institutions. For the three months ended September 30, 2006, $46.0 million in assets were acquired and $109.4 million were sold; and for the nine months ended September 30, 2006, $132.5 million in assets were acquired and $109.4 million sold. No gains or losses were incurred in these sale and leaseback arrangements. These investing activities are reflected in the Statement of Consolidated Cash Flows as part of “(Decrease) increase in investments and other assets”.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
10	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months ended September 30
	2006		2005
(in millions)	Number	Amount	Number	Amount

Share capital, July 1	157.2	$1,174.0	158.6	$1,123.6
Shares issued under stock option plans	0.1	3.2	0.1	2.1
Shares repurchased	(1.4)	(10.6)	(1.4)	(9.4)

Share capital, September 30	155.9	$1,166.6	157.3	$1,116.3

	For the nine months ended September 30
	2006		2005
(in millions)	Number	Amount	Number	Amount

Share capital, January 1	158.2	$1,141.5	158.8	$1,120.6
Shares issued under stock option plans	1.8	55.9	0.3	8.2
Shares repurchased	(4.1)	(30.8)	(1.8)	(12.5)

Share capital, September 30	155.9	$1,166.6	157.3	$1,116.3

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
10	Shareholders’ equity (continued)

An analysis of contributed surplus balances is as follows:

	For the three months
	ended September 30
(in millions)	2006	2005

Contributed surplus, July 1	$110.5	$288.9
Stock compensation expense related to shares issued under stock option plans	4.3	2.2
Shares repurchased	(65.8)	(52.3)

Contributed surplus, September 30	$49.0	$238.8

	For the nine months
	ended September 30
(in millions)	2006	2005

Contributed surplus, January 1	$241.6	$300.4
Stock compensation expense related to shares issued under stock option plans	8.6	6.5
Shares repurchased	(201.2)	(68.1)

Contributed surplus, September 30	$49.0	$238.8

In June 2006, the Company completed the acquisition of Common Shares under the previous normal course issuer bid and filed a new normal course issuer bid to purchase, for cancellation, of up to 3.9 million of its outstanding Common Shares. Under the new filing, share purchases may be made during the 12-month period that began June 6, 2006, and ends June 5, 2007. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to contributed surplus. When shares are repurchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase. During the three months ended September 30, 2006, 1.4 million shares were repurchased at an average price of $53.85 (three months ended September 30, 2005 – 1.4 million shares were repurchased at an average price of $46.49) and for the nine months ended September 30, 2006, 4.1 million shares were repurchased at an average price of $55.93 (nine months ended September 30, 2005 – 1.8 million shares were repurchased at an average price of $45.77) .

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
11	Restructuring and environmental remediation

At September 30, 2006, the provision for restructuring and environmental remediation was $331.6 million (December 31, 2005 – $398.8 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:

	Opening					Closing
	Balance				Foreign	Balance
	July 1			Amortization	Exchange	September 30
(in millions)	2006	Accrued	Payments	of Discount	Impact	2006

Three months ended September 30, 2006
Labour liability for terminations and severances	$215.8	0.2	(14.2)	2.8	—	$204.6
Other non-labour liabilities for exit plans	1.8	0.2	(0.1)	0.1	—	2.0

Total restructuring liability	217.6	0.4	(14.3)	2.9	—	206.6

Environmental remediation program	128.2	1.0	(4.3)	—	0.1	125.0

Total restructuring and environmental remediation liability	$345.8	1.4	(18.6)	2.9	0.1	$331.6

Three months ended September 30, 2005
Labour liability for terminations and severances	$252.0	0.2	(11.6)	3.3	(2.4)	$241.5
Other non-labour liabilities for exit plans	6.1	—	—	—	(0.3)	5.8

Total restructuring liability	258.1	0.2	(11.6)	3.3	(2.7)	247.3

Environmental remediation program	171.8	(30.1)	(4.7)	—	(4.9)	132.1

Total restructuring and environmental remediation liability	$429.9	(29.9)	(16.3)	3.3	(7.6)	$379.4

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
11	Restructuring and environmental remediation (continued)

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	September 30
(in millions)	2006	Accrued	Payments	of Discount	Impact	2006

Nine months ended September 30, 2006
Labour liability for terminations and severances	$263.6	(9.5)	(55.9)	8.0	(1.6)	$204.6
Other non-labour liabilities for exit plans	5.8	0.7	(4.4)	0.1	(0.2)	2.0

Total restructuring liability	269.4	(8.8)	(60.3)	8.1	(1.8)	206.6

Environmental remediation program	129.4	7.4	(8.9)	—	(2.9)	125.0

Total restructuring and environmental remediation liability	$398.8	(1.4)	(69.2)	8.1	(4.7)	$331.6

Nine months ended September 30, 2005
Labour liability for terminations and severances	$269.7	(1.8)	(34.5)	9.6	(1.5)	$241.5
Other non-labour liabilities for exit plans	6.1	(0.1)	(0.1)	0.1	(0.2)	5.8

Total restructuring liability	275.8	(1.9)	(34.6)	9.7	(1.7)	247.3

Environmental remediation program	172.9	(30.1)	(8.0)	—	(2.7)	132.1

Total restructuring and environmental remediation liability	$448.7	(32.0)	(42.6)	9.7	(4.4)	$379.4

Amortization of Discount is charged to income in “Other Charges”, “Compensation and Benefits” and “Purchased Services and Other”. New accruals and adjustments to previous accruals are reflected in “Compensation and Benefits” and “Purchased Services and Other”.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
12	Stock-based compensation

In 2006, under CPR’s stock option plans, the Company issued 1,446,300 options to purchase Common Shares at the weighted average price of $57.72 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 499,050 stock appreciation rights were issued at the weighted average exercise price of $57.72. Also, all 30,000 unvested Restricted Share Units, issued in 2005, were cancelled.

Pursuant to the employee plan, options may be exercised upon vesting, which for most is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of September 30:

	2006		2005
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,971,917	$32.07	7,752,080	$29.32
New options granted	1,446,300	57.72	1,548,400	42.05
Exercised	(1,842,317)	28.37	(285,148)	27.00
Forfeited/cancelled	(280,795)	39.82	(144,186)	29.21

Outstanding, September 30	7,295,105	$37.79	8,871,146	$31.62

Options exercisable at September 30	3,419,305	$29.59	2,033,516	$27.25

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the nine months
		ended September 30		ended September 30
		2006	2005	2006	2005

Net income (in millions)	As reported	$161.7	$203.6	$650.2	$407.5
	Pro forma	$161.7	$203.4	$650.0	$406.9

(in dollars)

Basic earnings per share	As reported	$1.03	$1.29	$4.12	$2.57
	Pro forma	$1.03	$1.29	$4.12	$2.57

Diluted earnings per share	As reported	$1.02	$1.27	$4.07	$2.54
	Pro forma	$1.02	$1.27	$4.07	$2.54

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
12	Stock-based compensation (continued)

Under the fair value method, the fair value of options at the grant date was $12.3 million for options issued during the nine months ended September 30, 2006 (nine months ended September 30, 2005 – $10.0 million). The weighted average fair value assumptions were approximately:

	For the nine months
	ended September 30
	2006	2005

Expected option life (years)	4.50	4.50
Risk-free interest rate	4.07%	3.49%
Expected stock price volatility	21%	24%
Expected annual dividends per share	$0.75	$0.53
Weighted average fair value of options granted during the year	$12.98	$9.65

Total Return Swap

The Company entered into a Total Return Swap (“TRS”), effective in May 2006, in order to reduce the volatility and total cost to the Company over time of two stock based compensation programs, share appreciation rights (“SAR”) and deferred share units (“DSU”). The value of the TRS derivative is linked to the market value of our stock and is intended to mitigate the impact on expenses of share value movements on SARs and DSUs. “Compensation and Benefits” expense increased by $3.7 million and $12 million in the first three months and first nine months of 2006, respectively, due to unrealized losses for these swaps. These losses substantially offset benefits recognized in the SAR and DSU stock based compensation programs due to fluctuations in share price during the period the TRS was in place.

13	Pensions and other benefits

The total current charges for pension and other benefits for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the three months ended September 30, 2006, was $29.9 million (three months ended September 30, 2005 – $21.0 million) and for the nine months ended September 30, 2006, was $91.1 million (nine months ended September 30, 2005 – $62.4 million).

14	Significant customers

During the nine months ended September 30, 2006, one customer comprised 11.7% of total revenue (nine months ended September 30, 2005 – 14.8%). At September 30, 2006, one customer represented 5.3% of total accounts receivable (September 30, 2005 – 7.6%).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(unaudited)
15	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2006, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Capital commitments

At September 30, 2006, CPR had multi-year capital commitments of $577.9 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2006 through 2016.

Operating lease commitments

At September 30, 2006, minimum payments under operating leases were estimated at $634.5 million in aggregate, with annual payments in each of the next five years of: remainder of 2006 – $38.0 million; 2007 – $122.7 million; 2008 – $93.2 million; 2009 – $67.3 million; 2010 – $52.9 million.

Guarantees

The Company had residual value guarantees on operating lease commitments of $257.2 million at September 30, 2006. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September 30, 2006, these accruals amounted to $12.2 million.

16	Reclassification

Certain prior period figures have been reclassified to conform with the presentation adopted for the third quarter of 2006.

Summary of Rail Data

Third Quarter					Year-to-date
2006	2005(1)	Variance	%		2006	2005(1)	Variance	%

				Financial (millions, except per share data)

				Revenues
$1,122.2	$1,079.1	$43.1	4.0	Freight revenue	$3,275.8	$3,141.9	$133.9	4.3
29.1	25.6	3.5	13.7	Other revenue	117.0	82.8	34.2	41.3

1,151.3	1,104.7	46.6	4.2		3,392.8	3,224.7	168.1	5.2

				Operating Expenses, before other specified items
334.6	344.9	(10.3)	(3.0)	Compensation and benefits	1,006.0	998.2	7.8	0.8
161.3	141.9	19.4	13.7	Fuel	479.3	421.6	57.7	13.7
47.1	45.4	1.7	3.7	Materials	159.2	150.2	9.0	6.0
44.4	53.8	(9.4)	(17.5)	Equipment rents	133.4	157.0	(23.6)	(15.0)
115.6	111.3	4.3	3.9	Depreciation and amortization	348.2	331.5	16.7	5.0
151.4	158.0	(6.6)	(4.2)	Purchased services and other	458.8	467.0	(8.2)	(1.8)

854.4	855.3	(0.9)	(0.1)		2,584.9	2,525.5	59.4	2.4

296.9	249.4	47.5	19.0	Operating income, before other specified items	807.9	699.2	108.7	15.5

6.9	6.6	0.3	4.5	Other charges	21.4	11.3	10.1	89.4
48.8	50.3	(1.5)	(3.0)	Interest expense	144.7	155.1	(10.4)	(6.7)
73.6	57.6	16.0	27.8	Income tax expense before foreign exchange (gains) losses on long-term debt and other specified items (2)	195.8	173.3	22.5	13.0

167.6	134.9	32.7	24.2	Income before foreign exchange (gains) losses on long-term debt and other specified items (2)	446.0	359.5	86.5	24.1

				Foreign exchange (gains) losses on long-term debt (FX on LTD)
1.5	(65.4)	66.9	—	FX on LTD	(44.8)	(45.3)	0.5	—
4.4	17.3	(12.9)	—	Income tax on FX on LTD (3)	16.6	17.9	(1.3)	—

5.9	(48.1)	54.0	—	FX on LTD (net of tax)	(28.2)	(27.4)	(0.8)	—

				Other specified items

—	(33.9)	33.9	—	Special credit for environmental remediation	—	(33.9)	33.9	—
—	13.3	(13.3)	—	Tax impact	—	13.3	(13.3)	—

—	(20.6)	20.6	—	Special credit for environmental remediation (net of tax)	—	(20.6)	20.6	—
—	—	—	—	Income tax benefits due to Federal and Provincial income tax rate reductions	(176.0)	—	(176.0)	—

$161.7	$203.6	$(41.9)	(20.6)	Net income	$650.2	$407.5	$242.7	59.6

				Earnings per share (EPS)
$1.03	$1.29	$(0.26)	(20.2)	Basic earnings per share	$4.12	$2.57	$1.55	60.3
$1.02	$1.27	$(0.25)	(19.7)	Diluted earnings per share	$4.07	$2.54	$1.53	60.2

				EPS before FX on LTD and other specified items (2)
$1.07	$0.85	$0.22	25.9	Basic earnings per share	$2.83	$2.27	$0.56	24.7
$1.06	$0.84	$0.22	26.2	Diluted earnings per share	$2.79	$2.24	$0.55	24.6
156.7	158.1	(1.4)	(0.9)	Weighted average number of shares outstanding (millions)	157.8	158.6	(0.8)	(0.5)

74.2	77.4	(3.2)	—	Operating ratio(2) (4) (%)	76.2	78.3	(2.1)	—

10.1	8.7	1.4	—	ROCE before FX on LTD and other specified items (after tax)(2) (4)(%)	10.1	8.7	1.4	—

37.5	40.7	(3.2)	—	Net debt to net debt plus equity (%)	37.5	40.7	(3.2)	—
$290.0	$242.8	$47.2	19.4	EBIT before FX on LTD and other specified items (2) (4) (millions)	$786.5	$687.9	$98.6	14.3

$405.6	$354.1	$51.5	14.5	EBITDA before FX on LTD and other specified items (2) (4) (millions)	$1,134.7	$1,019.4	$115.3	11.3

(1)	Certain comparative period figures have been reclassified to current presentation.

(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures attached to commentary.

(3)	Income tax on FX on LTD is discussed in the current MD&A in the “Other Income Statement Items” section – “Income Taxes”.

(4)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses, before other specified items divided by revenues.

Summary of Rail Data (Page 2)

Third Quarter					Year-to-date
2006	2005(1)	Variance	%		2006	2005(1)	Variance	%
				Commodity Data

				Freight Revenues (millions)
$225.3	$190.8	$34.5	18.1	- Grain	$643.0	$529.9	$113.1	21.3
139.0	185.9	(46.9)	(25.2)	- Coal	442.7	550.2	(107.5)	(19.5)
118.7	108.3	10.4	9.6	- Sulphur and fertilizers	317.3	344.5	(27.2)	(7.9)
86.0	85.9	0.1	0.1	- Forest products	245.2	253.1	(7.9)	(3.1)
156.7	138.4	18.3	13.2	- Industrial and consumer products	455.3	396.5	58.8	14.8
69.3	67.6	1.7	2.5	- Automotive	239.5	219.2	20.3	9.3
327.2	302.2	25.0	8.3	- Intermodal	932.8	848.5	84.3	9.9

$1,122.2	$1,079.1	$43.1	4.0	Total Freight Revenues	$3,275.8	$3,141.9	$133.9	4.3

				Millions of Revenue Ton-Miles (RTM)
7,142	6,357	785	12.3	- Grain	21,664	18,654	3,010	16.1
4,875	6,238	(1,363)	(21.8)	- Coal	14,664	18,176	(3,512)	(19.3)
5,023	4,601	422	9.2	- Sulphur and fertilizers	12,336	15,480	(3,144)	(20.3)
2,213	2,420	(207)	(8.6)	- Forest products	6,911	7,606	(695)	(9.1)
4,311	3,940	371	9.4	- Industrial and consumer products	12,814	11,687	1,127	9.6
529	531	(2)	(0.4)	- Automotive	1,878	1,759	119	6.8
6,770	6,738	32	0.5	- Intermodal	20,552	19,965	587	2.9

30,863	30,825	38	0.1	Total RTMs	90,819	93,327	(2,508)	(2.7)

				Freight Revenue per RTM (cents)
3.15	3.00	0.15	5.0	- Grain	2.97	2.84	0.13	4.6
2.85	2.98	(0.13)	(4.4)	- Coal	3.02	3.03	(0.01)	(0.3)
2.36	2.35	0.01	0.4	- Sulphur and fertilizers	2.57	2.23	0.34	15.2
3.89	3.55	0.34	9.6	- Forest products	3.55	3.33	0.22	6.6
3.63	3.51	0.12	3.4	- Industrial and consumer products	3.55	3.39	0.16	4.7
13.10	12.73	0.37	2.9	- Automotive	12.75	12.46	0.29	2.3
4.83	4.49	0.34	7.6	- Intermodal	4.54	4.25	0.29	6.8
3.64	3.50	0.14	4.0	Freight Revenue per RTM	3.61	3.37	0.24	7.1

				Carloads (thousands)
96.2	86.4	9.8	11.3	- Grain	277.8	241.9	35.9	14.8
65.9	91.0	(25.1)	(27.6)	- Coal	213.1	267.9	(54.8)	(20.5)
49.0	46.2	2.8	6.1	- Sulphur and fertilizers	129.6	155.7	(26.1)	(16.8)
32.9	37.8	(4.9)	(13.0)	- Forest products	104.3	117.5	(13.2)	(11.2)
78.3	78.6	(0.3)	(0.4)	- Industrial and consumer products	238.9	240.1	(1.2)	(0.5)
36.4	37.7	(1.3)	(3.4)	- Automotive	125.5	124.3	1.2	1.0
288.8	292.9	(4.1)	(1.4)	- Intermodal	866.1	845.2	20.9	2.5

647.5	670.6	(23.1)	(3.4)	Total Carloads	1,955.3	1,992.6	(37.3)	(1.9)

				Freight Revenue per Carload
$2,342	$2,208	$134	6.1	- Grain	$2,315	$2,191	$124	5.7
2,109	2,043	66	3.2	- Coal	2,077	2,054	23	1.1
2,422	2,344	78	3.3	- Sulphur and fertilizers	2,448	2,213	235	10.6
2,614	2,272	342	15.1	- Forest products	2,351	2,154	197	9.1
2,001	1,761	240	13.6	- Industrial and consumer products	1,906	1,651	255	15.4
1,904	1,793	111	6.2	- Automotive	1,908	1,763	145	8.2
1,133	1,032	101	9.8	- Intermodal	1,077	1,004	73	7.3
$1,733	$1,609	$124	7.7	Freight Revenue per Carload	$1,675	$1,577	$98	6.2

(1)	Certain comparative period figures have been reclassified to current presentation.

Summary of Rail Data (Page 3)

Third Quarter					Year-to-date
2006	2005(1)	Variance	%		2006	2005(1)	Variance	%
				Operations and Productivity

59,102	59,511	(409)	(0.7)	Freight gross ton-miles (GTM) (millions)	174,215	180,331	(6,116)	(3.4)
30,863	30,825	38	0.1	Revenue ton-miles (RTM) (millions)	90,819	93,327	(2,508)	(2.7)
16,420	16,959	(539)	(3.2)	Average number of active employees	15,988	16,369	(381)	(2.3)
16,315	16,880	(565)	(3.3)	Number of employees at end of period	16,315	16,880	(565)	(3.3)

2.0	2.5	(0.5)	(20.0)	FRA personal injuries per 200,000 employee-hours	1.9	2.4	(0.5)	(20.8)
0.7	2.6	(1.9)	(73.1)	FRA train accidents per million train-miles	1.3	2.3	(1.0)	(43.5)

2.77	2.77	—	—	Total operating expenses per RTM (cents)	2.85	2.71	0.14	5.2
1.45	1.44	0.01	0.7	Total operating expenses per GTM (cents)	1.48	1.40	0.08	5.7
0.57	0.58	(0.01)	(1.7)	Compensation and benefits expense per GTM (cents)	0.58	0.55	0.03	5.5
3,599	3,509	90	2.6	GTMs per average active employee (000)	10,897	11,017	(120)	(1.1)

25.1	21.6	3.5	16.2	Average train speed – AAR definition (mph)	25.1	21.8	3.3	15.1
19.9	22.4	(2.5)	(11.2)	Terminal dwell time – AAR definition (hours)	20.4	27.0	(6.6)	(24.4)
141.7	124.8	16.9	13.5	Car miles per car day	135.8	121.4	14.4	11.9
79.8	86.0	(6.2)	(7.2)	Average daily total cars on-line – AAR definition (000)	81.0	87.1	(6.1)	(7.0)

1.17	1.13	0.04	3.5	U.S. gallons of locomotive fuel per 1,000 GTMs – freight & yard	1.20	1.18	0.02	1.7
68.9	66.9	2.0	3.0	U.S. gallons of locomotive fuel consumed – total (millions) (2)	209.1	212.6	(3.5)	(1.6)

0.895	0.825	0.070	8.5	Average foreign exchange rate (US$/Canadian$)	0.884	0.816	0.068	8.3
1.118	1.212	(0.094)	(7.8)	Average foreign exchange rate (Canadian$/US$)	1.131	1.226	(0.095)	(7.7)

(1)	Certain comparative period figures have been reclassified to conform with current presentation or have been updated to reflect new information.

(2)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.